SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated September 28, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

By letter dated September 28, 2016, the Company reported that the Company’s Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 31, 2016 at 1:00 p.m., at its registered office located at Bolívar 108, 1st Floor, City of Buenos Aires.
Moreover, notice is given that the following items, inter alia, will be dealt with in addition to those proper of the ordinary shareholders’ meeting regarding consideration of the balance sheet closed as of June 30, 2016:
1.
Update on shared services agreement report.
2.
Approval of sums paid as personal asset tax levied on the shareholders.
3.
(i) Approval of extension of Global Note Program for a maximum outstanding principal amount of up to US$300,000,000 (Three Hundred Million Dollars) (or its equivalent in other currencies) approved by the shareholders’ meeting dated October 31, 2011 (the “Program”) for a term of five years or such longer term as permitted under the applicable laws; and (ii) increase of Program amount by an additional amount of up to US$200,000,000 (Two Hundred Million Dollars) (or its equivalent in other currencies).
4.
(i) Delegation to the Board of the broadest powers to implement the extension and/or increase of the Program amount and/or its reduction, as well as to determine any terms and conditions of the Program not expressly approved by the shareholders’ meeting, as well as the time, amount, term, placement method, and further terms and conditions of the various series and/or tranches of notes issued thereunder; (ii) Board of Directors’ authorization to (a) approve, enter into, execute and/or deliver any agreement, contract, document, instrument and/or security related to the extension of the program and/or the implementation of the increase in its amount and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and pursue before the Argentine Securities Commission the authorization for the public offering of such notes; (c) as applicable, apply for and pursue before any authorized securities market in Argentina and/or abroad the authorization for the listing and trading of such notes; and (d) carry out any actions, proceedings, filings and/or steps related to the extension of the Program and/or the increase of its amount and/or the issuance of the various series and/or tranches of notes under the Program; and (iii) the Board of Directors’ authorization to subdelegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members.
5.
Grant of indemnities to the Directors, Statutory Auditors and Managers who perform or have performed duties for the Company accessorily to the D&O policies.
6.
Amendment to article 24 of the Bylaws regarding the possibility to hold remote shareholders’ meetings.

The Aduit Committee has no objections towards this transaction.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: September 29, 2016